UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON DECEMBER 21, 2011

DATE, TIME AND PLACE:

December 21, 2011, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José Manuel Tejón Borrajo; José de Menezes Berenguer Neto, José de Paiva Ferreira; José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli – Directors. Mr. José Antonio Alvarez Alvarez - Director were absent due to justified reasons. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve the proposal for declaration of Company’s Interim Dividends, in the amount of R$ 775,000,000.00, according to the proposal of the Board of Executive Officers of December 20, 2011; (b)  Approve the Company’s 2012 Annual Budget; (c)  Approve  the proposal of grant of “Deferred Bonus Plans” refer to the year 2011, for directors, managerial employees and others employees of the Company and of companies under its control; (d)  Conduct Messrs. João Guilherme de Andrade So Consiglio, Luis Félix Cardamone Neto and Pedro Carlos Araujo Coutinho to the position of Company’s Vice-President Executive Officer; (e)  Appoint Mr. Miguel de Souza Lopes as ombudsman of the Company; (f)  Approve the amendment of the Rules of Procedures of the Corporative Governance, Ethic and Sustainability Committee of the Company; and (g)  know the economics-financials results of the Company relative to November, 2011.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

1

[Free English Translation]

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

(a)        Approved, pursuant to the article 17, items X and XVIII, of the Company’s Bylaws the proposal of the Board of Executive Officers, according to the Board meeting held on December 20, at 8:30 a.m., to declare, ad referendum of the General Annual Meeting to be held on 2012, for the distribution of Company’s Interim Dividends, pursuant to article 35, item II, of the Company’s Bylaws, based on the profits determined in the balance sheet prepared specifically for this purpose, on November 30th, 2011, in the amount of R$ 775,000,000.00 (seven hundred and seventy-five million reais), corresponding to R$ 1.859039920 per batch of one thousand (1,000) ordinary shares, R$ 2.044943920 per batch of one thousand (1,000) preferred shares, and R$ 204.494391600 per batch of one thousand (1,000) Units. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Company’s  Interim hereby approved will be the ones registered in the Company’s books at the end of December 21, 2011, including. Therefore, as of December 22, 2011, the Company’s shares shall be traded “Ex- Dividends”. The amount of the Interim Dividends shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2011, and shall be paid in a date to be timely informed, without any compensation as monetary correction. Finally, the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

(b)       Approved, pursuant to the article 17, item VIII, of the Company’s Bylaws, the Company’s 2012 Annual Budget, according document presented to Directors. The budget shall be monitored during the year and may be revised as necessary;

(c)        Approved, in accordance with the favorable recommendation of the Nomination and Remuneration Committee, the proposal of grant of "Deferred Bonus Plans" refer to the year 2011, which has for its object the payment of gratification as part of the variable remuneration  by the Company to certain directors, managerial employees and other employees of Santander and companies controlled. Referred Plan will only be granted to participants after approbation at the General Meeting of the Company, pursuant to Article 17, item XV of the Company’s Bylaws, to be called opportunely. The Directors authorized the Board of Executive Officers to take all measures required to call the General Meeting of the Company.

It is registered that Mrs. Lilian Maria Ferezim Guimarães, Vice-President Executive Director of the Company, and Mr. Ulisses Guimarães, Diretor without specific designation were present to render clarifications related to item (c) of the Agenda.

(d)       Conducted, pursuant to article 17, item III, of the Company’s Bylaws and in accordance with the favorable recommendation of the Nomination and Remuneration Committee, Messrs. João Guilherme de Andrade So Consiglio, Luis Félix Cardamone Neto and Pedro Carlos Araujo Coutinho to the position of Company’s Vice-President Executive Officer, with term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2013 Ordinary Shareholders Meeting;

(e)        Appointed Mr. Miguel de Souza Lopes, pursuant to article 17, item XX of the Company’s Bylaws, as ombudsman of the Company, with term of office entering in force until December 21, 2014;

2

[Free English Translation]

(f)        Approved, pursuant to article 17, item XXVIII, of the Company’s Bylaws, the amendment of the Rules Procedure of the Corporative Governance, Ethic and Sustainability Committee, which shall have effect from this date under the denomination: Corporative Governance and Sustainability Committee; and

(g)        Finally,  knew the economics-financials results of the Company relative to November, 2011.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, December 21, 2011. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Marcial Angel Portela Alvarez - Vice-Chairman of the Company´s Board of Directors;  José Manuel Tejón Borrajo; José de Menezes Berenguer Neto; José de Paiva Ferreira; José Roberto Mendonça de Barros; and Mrs. Viviane Senna Lalli. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 21, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer